Exemption No. 82-5093

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 APR 22 AM 11:58

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

February 27, 2002

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
Suite 1100, 865 Hornby Street
Vancouver, B.C. V6Z 2H4
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777
Alberta Securities Commissio
10025 Jasper Avenue, 19th Flo
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

02028546

SUPPL

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc.
File No. 1072

Enclosed please find an Insider Report for **ANASTASIOS (TOM) DRIVAS** dated February 26, 2002.

Yours very truly,

JOHNSTONE & COMPANY

PROC
MAY 0 1 2002
P THO
FINAN

dlw 4/22

Per: Kathleen E. Skerrett

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b)
(Exemption No. 82-5093) - Via Ordinary Mail

KES/vl

F:\WPDOC\LTR\RGRI\ins td feb27-02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No: 82-5093

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

Name of reporting issuer: ROMIOS GOLD RESOURCES INC.

Client no. if known: ______ File no. ______

2. INSIDER DATA

Relationship(s) with reporting issuer: 3 | 4 | 5

Date of last report filed: 8 | 8 | 2001 (Day / Month / Year)

Or, if initial report, date on which you became an insider: ___ (Day / Month / Year)

Change from previous report: Yes [ ] No [X]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: DRIVAS

Given names (in order): ANASTASIOS (TOM)

No. / Street: 17 DIDRICKSON DRIVE

City: TORONTO

Prov.: ONTARIO Postal code: M2P 1J7

Insider number if known: ______ Client no.: ______

Business telephone number: 416-221-0411

Change from previous report: Yes [ ] No [X]

Correspondence (Quebec and federal only): English [X] French [ ]

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	[X]	MANITOBA	[ ]
BANK ACT	[ ]	ONTARIO	[X]
BRITISH COLUMBIA	[X]	QUEBEC	[ ]
CBCA	[ ]	SASKATCHEWAN	[ ]
OTHERS	U.S.S.E.C. - Exemption No. 82-5093		

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE COLUMNS A,D,E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD – SEE ALSO INSTRUCTION 9)

A Designation of class of securities	B Present balance of class of securities held	C Sec. code	C Date (Day)	C Date (Month)	C Date (Year)	C Nature	C Number/value acquired	C Number/value disposed of	C Unit price	D Present balance of class of securities held	E Ownership	F Identify the registered holder where ownership is indirect
OPTIONS	282,559									282,559	D	
COMMON SHARES	630,162		5	2	2002	11	60,000		0.12	690,162	0	See Remark 1
COMMON SHARES	1,161,801									1,161,801	1	See Remark 2
WARRANTS	Nil		5	2	2002	11	60,000		N/A	60,000	0	See Remark 1

ATTACHMENT Yes [ ] No [X]

This form is used as a uniform report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

6. REMARKS

1. On February 5, 2002, the undersigned purchased through a private placement 60,000 units priced at $0.12 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each full warrant entitling the holder to acquire one (1) additional common share at $0.16 per share until February 5, 2004.
2. Held by Romios Estates Ltd. which is controlled by the undersigned.

7. SIGNATURE

Name (block letters): ANASTASIOS (TOM) DRIVAS

Signature: [signature]

Date of the report: 26 | 2 | 2002 (Day / Month / Year)

Exemption No. 82-5093

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: ROMIOS GOLD RESOURCES INC.

CUSIP No. IF KNOWN: ____ FILE No.: ____

2. INSIDER DATA

RELATIONSHIPS WITH REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 8 | 6 | 2001

OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ____

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRIVAS

GIVEN NAMES (IN ORDER): ANASTASIOS (TOM)

No. STREET: 17 DIDRICKSON DRIVE

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M2P 1J7

INSIDER NUMBER IF KNOWN: ____ CUSIP No.: ____

BUSINESS TELEPHONE NUMBER: 416-221-0411

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY): ENGLISH [X] FRENCH [ ]

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	[X]	MANITOBA	[ ]
BANK ACT	[ ]	ONTARIO	[X]
BRITISH COLUMBIA	[X]	QUEBEC	[ ]
CBCA	[ ]	SASKATCHEWAN	[ ]

OTHERS: U.S.S.E.C. - Exemption No. 82-5093

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE COLUMNS A,D,E, AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD -- SEE ALSO INSTRUCTION 5)

A DESIGNATION OF CLASS OF SECURITIES	B PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	C SEC CODE	C DATE DAY	MONTH	YEAR	C NATURE	C NUMBER VALUE ACQUIRED	C NUMBER VALUE DISPOSED OF	C UNIT PRICE	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E OWNERSHIP	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
OPTIONS	282,559									282,559	0	
COMMON SHARES	630,162		5	2	2002	11	60,000		0.12	690,162	0	See Remark 1
COMMON SHARES	1,181,801									1,181,801	1	See Remark 2
WARRANTS	Nil		5	2	2002	11	60,000		N/A	60,000	0	See Remark 1

ATTACHMENT YES [ ] NO [X]

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that at the time and in the light of the circumstances under which it is made contains a misrepresentation.

6. REMARKS

1. On February 5, 2002, the undersigned purchased through a private placement 60,000 units priced at $0.12 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each full warrant entitling the holder to acquire one (1) additional common share at $0.16 per share until February 5, 2004.
2. Held by Romios Estates Ltd. which is controlled by the undersigned.

7. SIGNATURE

NAME (BLOCK LETTERS): ANASTASIOS (TOM) DRIVAS

SIGNATURE: ____

DATE OF THE REPORT (DAY MONTH YEAR): ____ | 2 | 2002